DIGITAL MEDIA SOLUTIONS, INC.
4800 140th Avenue N., Suite 101
Clearwater, Florida 33762

August 30, 2023

Via EDGAR Submission

United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Rucha Pandit

Re:	Acceleration Request for Digital Media Solutions, Inc.
Registration Statement on Form S-3, as amended (File No. 333-271563)

Dear Ms. Pandit:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Digital Media Solutions, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above, initially filed with the U.S. Securities and Exchange Commission on May 1, 2023 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, September 1, 2023, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Jeremy Moore at 713-427-5040.

Thank you for your assistance with this matter.

Very Truly Yours,
By: /s/ Anthony Saldana
Name: Anthony Saldana
Title: General Counsel, EVP Legal & Compliance and Secretary

cc: Jeremy Moore, Baker & McKenzie LLP (jeremy.moore@bakermckenzie.com)